Exhibit 4.12

Amendment No. 1 TO THE INVESTOR RIGHTS AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Investor Rights Agreement, is made as of May 28, 2026, and amends that certain Investor Rights Agreement dated May 6, 2026 (the “Agreement”), by and among Chiron Real Estate Inc., a Maryland corporation (the “Company”) and Maewyn XRN LP (the “Maewyn Holder”). Capitalized terms used herein but not otherwise defined shall have the same meaning assigned to them in the Agreement, except where the context otherwise requires.

WHEREAS, Section 6.13 of the Agreement provides that no amendment of any provision of the Agreement shall be valid and binding unless it is in writing and signed by each of (i) the Company and (ii) either (x) the Holders representing at least 50% (by number) of the Registrable Securities (with each share of Common Stock to be received upon exercise of the Warrants counting as one Registrable Security for such purpose), provided that such amendment includes the Maewyn Holder; or (y) the Maewyn Holder; and

WHEREAS, as of the date of this Amendment, no Registrable Securities are outstanding under the Agreement; and

WHEREAS, the Company and the Maewyn Holder desire to make certain amendments to the Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1.             Amendment to Section 3.1(c). Section 3.1(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Upon the Maewyn Holder collectively ceasing to Beneficially Own greater than five percent (5%) of the outstanding Common Stock of the Company (with such percentage calculated for purposes of this Section 3.1(c) by including the number of shares of Common Stock that would be issuable upon the conversion of all outstanding shares of Series C Convertible Preferred Stock and, notwithstanding the definition of “Beneficially Own,” excluding the Warrants or any shares of Common Stock that would be issuable upon exercise of the Warrants) (the “Threshold Amount”), the number of Maewyn Holder Directors that the Maewyn Holder is entitled to nominate for appointment or election to the Board shall be reduced to zero.”

2.             Confirmation of Agreement. Except as amended hereby, all of the terms of the Agreement shall remain and continue in full force and effect and are hereby confirmed in all respects, and all references to the Agreement shall be deemed to refer to the Agreement as amended hereby.

3.             Governing Law. This Amendment shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

4.             Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf.) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.             Entire Agreement. This Amendment, together with the Agreement, constitutes the entire understanding and agreement of the parties with respect to the transactions contemplated herein and supersedes all prior and contemporaneous understandings and agreements, whether written or oral, with respect to such transactions.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to the Investor Rights Agreement as of the date first above written.

COMPANY:

CHIRON REAL ESTATE INC.

By:	/s/ Mark Decker, Jr.
Name: Mark Decker, Jr.
Title: President and Chief Executive Officer

MAEWYN HOLDER:

MAEWYN XRN LP

By:	/s/ Charles Fitzgerald
Name: Charles Fitzgerald
Title:Managing Partner

Signature Page to Amendment No. 1

to the Investor Rights Agreement